September 22, 2016

VIA EDGAR AND FACSIMILE

UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Dear Sirs/Mesdames:

Re:	Mercer International Inc.
Registration Statement on Form S-3
File No.: 333-213644
Request for Acceleration

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Mercer International Inc., a Washington Corporation (the “Registrant”), respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 2:00 p.m., New York City time, on September 26, 2016, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

MERCER INTERNATIONAL INC.

SUITE 1120, 700 WEST PENDER STREET, VANCOUVER, BC V6C 1G8 T: (604) 684-1099 F: (604) 684-1094

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

MERCER INTERNATIONAL INC.

By:	/s/ David K. Ure
Name:	David K. Ure
Title:	Chief Financial Officer,
Senior Vice-President, Finance, and Secretary

MERCER INTERNATIONAL INC.

SUITE 1120, 700 WEST PENDER STREET, VANCOUVER, BC V6C 1G8 T: (604) 684-1099 F: (604) 684-1094